

PRESS RELEASE

Crescent Point Announces Q3 2023 Results

November 2, 2023 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2023.

KEY HIGHLIGHTS

- Generated third quarter excess cash flow of $322 million ($0.60 per share), with full-year 2023 expected to total over $1.0 billion.
- Returned $480 million to shareholders year-to-date, including $188 million or 60 percent of excess cash flow, for third quarter.
- Repurchased 28.1 million shares for $287 million year-to-date, including 11.4 million shares for $125 million during the quarter.
- Achieved peak 30-day rates of up to 1,200 boe/d and 1,500 boe/d in the Alberta Montney and Kaybob Duvernay, respectively.
- Closed the disposition of North Dakota assets subsequent to the quarter, with proceeds directed toward the balance sheet.
- Maintaining preliminary 2024 guidance which is expected to generate $1.0 billion of excess cash flow at US$80/bbl WTI.

"Throughout 2023 we have successfully advanced our portfolio optimization strategy and operational execution", said Craig Bryksa, President and CEO of Crescent Point. "Our focus on high quality long and short cycle assets with attractive netbacks, allows us to generate significant excess cash flow on a per share basis. The strength of this balanced portfolio, coupled with our disciplined capital allocation and operational track record, underpins our ability to provide shareholders with long-term sustainable returns."

FINANCIAL HIGHLIGHTS

- Adjusted funds flow totaled $687.1 million during third quarter 2023, or $1.28 per share diluted, driven by a strong operating netback of $47.14 per boe.
- Development capital expenditures for the quarter, which included drilling and development, facilities and seismic costs, totaled $315.5 million.
- Crescent Point's net debt as at September 30, 2023 totaled less than $2.9 billion, reflecting a reduction of approximately $125 million in the quarter. Subsequent to the quarter, the Company closed its previously announced disposition of North Dakota assets. Crescent Point directed all proceeds from this disposition toward its balance sheet, with net debt currently at approximately $2.2 billion, or less than 1.0 times adjusted funds flow.
- Crescent Point has currently hedged approximately 30 percent of its oil and liquids production for fourth quarter 2023 and approximately 25 percent for 2024, net of royalty interest. The Company has also hedged approximately 25 percent of its natural gas production for fourth quarter 2023 and approximately 40 percent for 2024.
- The Company reported net income from continuing operations of $133.6 million for third quarter 2023. Crescent Point's total after-tax net loss for the quarter of $809.9 million was driven by non-cash charges related to the announced sale of its U.S. assets. This included an impairment charge recorded on classifying these assets as held for sale and a deferred income tax expense related to the derecognition of all U.S. tax pools. In conjunction with the sale closing in fourth quarter and discontinuation of operations in the U.S., Crescent Point expects to record a non-cash gain of approximately $600 million, representing the cumulative foreign exchange gain on the Company's net investment in its U.S. subsidiary.

RETURN OF CAPITAL HIGHLIGHTS

- Crescent Point's total return of capital to shareholders in third quarter 2023, including the base dividend, was $187.5 million ($0.35 per share), or approximately 60 percent of its excess cash flow. Year-to-date as at October 31, 2023, the Company has returned a total of approximately $480 million to shareholders.
- Crescent Point continues to prioritize share repurchases as part of its return of capital framework. During third quarter, the Company repurchased approximately 11.4 million shares for $124.5 million. Subsequent to the quarter, an additional 1.9 million shares were repurchased for $21.0 million for a total of 28.1 million shares year-to-date.
- Based on third quarter 2023 results, Crescent Point's Board of Directors ("Board") has declared a special cash dividend of $0.02 per share payable on November 22, 2023, to shareholders of record as of the close of business on November 15, 2023. Special dividends are used in combination with share repurchases within the Company's return of capital framework, to ensure that Crescent Point fulfills its targeted return to shareholders for the quarter.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures. Adjusted funds flow from operations, adjusted funds flow from operations per share - diluted, leverage ratio, adjusted net earnings from operations, total return of capital, excess cash flow, excess cash flow per share - diluted, base dividends, net debt and operating netback are specified financial measures - refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release. Further information breaking down the production information contained in this press release by product type can be found in the Product Type Production Information section.

- Subsequent to the quarter, the Board also declared a quarterly cash base dividend of $0.10 per share payable on January 2, 2024, to shareholders of record on December 15, 2023.

OPERATIONAL HIGHLIGHTS

- Average production during third quarter 2023 was 180,581 boe/d, comprised of over 70 percent oil and liquids. Third quarter production included approximately 30,800 boe/d of non-core assets which were disposed of subsequent to the quarter.

- In the Kaybob Duvernay, the Company brought on stream a multi-well pad within the eastern portion of its lands in the volatile oil window. This multi-well pad generated an average peak 30-day rate of approximately 1,500 boe/d per well (70% condensate, 13% NGLs), outperforming type wells and prior operator's results in the area. Crescent Point recently commenced drilling two additional multi-well pads in this region of the play, which it expects to bring on stream in the first half of 2024.

- Subsequent to the quarter, Crescent Point recently brought on stream another multi-well pad in the northern portion of its Kaybob Duvernay lands with strong initial production. The Company expects to have 30-day rates for this pad over the coming weeks. The consistency of results generated within this asset, alongside Crescent Point's operational execution to-date, further support the recent addition of a second drilling rig to accelerate the development of inventory in this high-return asset.

- In the Alberta Montney, the Company brought on stream three multi-well pads during third quarter across its Gold Creek and Karr areas, with results in-line or ahead of type well expectations. In Gold Creek West, Crescent Point's pad generated a strong average peak 30-day rate of approximately 1,200 boe/d per well (63% light crude oil, 5% NGLs). In Gold Creek East, the Company drilled a pad with shorter lateral length (less than 2,000 meters per well) which generated an average peak 30-day rate of approximately 900 boe/d per well (63% light crude oil, 7% NGLs). At Karr, the Company's pad produced an average peak 30-day rate of approximately 700 boe/d per well (90% light crude oil, 2% NGLs). Crescent Point is very pleased with the results it has generated since acquiring this asset and remains focused on further enhancing the attractive returns it is currently achieving in the play.

- In its Saskatchewan operations, the Company continues to advance its decline mitigation projects to further enhance its long-term sustainability and excess cash flow generation. Crescent Point remains on track to convert approximately 100 producing wells to water injection wells in 2023, further supporting its current base decline rate of approximately 15 percent in Saskatchewan. In addition to its decline mitigation programs, the Company continues to progress its open-hole multi-lateral ("OHML") development. In Southeast Saskatchewan, Crescent Point's two most recent eight-leg OHML wells came on stream with a strong average peak 30-day rate of approximately 300 bbl/d (100% light crude oil) per well. The Company plans to drill several additional eight-leg OHML wells in 2024, while also evaluating the application of this technique in other areas of its asset portfolio.

OUTLOOK

Third quarter 2023 results reflect the Company's continued operational momentum and strategic execution.

Crescent Point expects to complete its 2023 capital program on budget, generating significant excess cash flow of over $1.0 billion for the year based on approximately US$80/bbl WTI. The Company's 2023 capital budget includes the recent removal of $100 million of expenditures following the sale of its North Dakota assets, further demonstrating its ongoing capital discipline and focus on maximizing excess cash flow generation.

Crescent Point's preliminary 2024 annual average production guidance of 145,000 to 151,000 boe/d and development capital expenditures budget of $1.05 to $1.15 billion remains unchanged. As previously announced, Crescent Point plans to allocate 70 percent of its 2024 budget to its Kaybob Duvernay and Alberta Montney assets, with the balance allocated to its long-cycle assets in Saskatchewan. This guidance is expected to generate significant excess cash flow of approximately $1.0 billion in 2024 at US$80/bbl WTI, with approximately 60 percent to be returned to shareholders through dividends and share repurchases. The Company plans to formalize its 2024 guidance prior to the end of the year.

The Company's strategy is centered around creating sustainable long-term returns for shareholders through a combination of per share growth, return of capital and balance sheet strength.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Thursday, November 2, 2023 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operated assistance by dialing 1-888-390-0605. Participants will be able to take part in a question and answer session following management's opening remarks through both the webcast dashboard and the conference line.

The webcast will be archived for replay and can be accessed online at Crescent Point's conference calls and webcasts page. The replay will be available shortly after the completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2023 GUIDANCE

Total Annual Average Production (boe/d) (1)	156,000 - 161,000

Capital Expenditures	
Development capital expenditures ($ millions)	$1,050 - $1,150
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,090 - $1,190

Other Information for 2023 Guidance	
Reclamation activities ($ millions) (3)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$13.75 - $14.75
Royalties	12.25% - 12.75%

1) Total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas
2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic
3) Reflects Crescent Point's portion of its expected total budget

2024 PRELIMINARY GUIDANCE

Total Annual Average Production (boe/d) (1)	145,000 - 151,000

Capital Expenditures	
Development capital expenditures ($ millions)	$1,050 - $1,150
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,090 - $1,190

1) Total annual average production (boe/d) is comprised of approximately 70% Oil, Condensate & NGLs and 30% Natural Gas
2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Current quarterly base dividend per share	$0.10
Total Return of Capital (1)	
% of excess cash flow	~60%

1) Total return of capital is based on a framework that targets to return to shareholders the base dividend plus up to 50% of discretionary excess cash flow

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended September 30, 2023, will be available on the System for Electronic Document Analysis and Retrieval + ("SEDAR+") at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on Crescent Point's website at www.crescentpointenergy.com

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended September 30		Nine months ended September 30	
	2023	2022	**2023**	2022
Financial				
Cash flow from operating activities	**648.9**	647.0	**1,584.4**	1,602.7
Adjusted funds flow from operations [1]	**687.1**	576.5	**1,764.6**	1,709.6
Per share [1] [2]	**1.28**	1.02	**3.24**	2.97
Net income from continuing operations	**133.6**	415.1	**496.8**	1,724.5
Per share [2]	**0.25**	0.73	**0.92**	2.99
Net income (loss)	**(809.9)**	466.4	**(380.9)**	1,981.5
Per share [2]	**(1.52)**	0.82	**(0.70)**	3.44
Adjusted net earnings from operations [1]	**315.5**	242.9	**739.8**	755.9
Per share [1] [2]	**0.59**	0.43	**1.36**	1.31
Dividends declared	**71.7**	44.9	**143.6**	81.8
Per share [2]	**0.135**	0.080	**0.267**	0.145
Net debt [1]	**2,876.2**	1,198.3	**2,876.2**	1,198.3
Net debt to adjusted funds flow from operations [1] [3]	**1.3**	0.6	**1.3**	0.6
Weighted average shares outstanding				
Basic	**534.3**	563.6	**542.0**	570.6
Diluted	**536.9**	567.4	**544.8**	575.2
Operating				
Average daily production				
Crude oil and condensate (bbls/d)	**114,997**	91,762	**103,094**	91,989
NGLs (bbls/d)	**21,635**	17,198	**19,519**	16,793
Natural gas (mcf/d)	**263,694**	144,356	**215,012**	137,277
Total (boe/d)	**180,581**	133,019	**158,448**	131,662
Average selling prices [4]				
Crude oil and condensate ($/bbl)	**105.24**	111.46	**97.72**	119.81
NGLs ($/bbl)	**27.45**	43.83	**30.40**	47.33
Natural gas ($/mcf)	**2.81**	6.55	**3.19**	6.69
Total ($/boe)	**74.42**	89.66	**71.65**	96.72
Netback ($/boe)				
Oil and gas sales	**74.42**	89.66	**71.65**	96.72
Royalties	**(9.67)**	(12.33)	**(9.46)**	(13.08)
Operating expenses	**(14.58)**	(15.12)	**(14.75)**	(14.86)
Transportation expenses	**(3.03)**	(2.93)	**(2.99)**	(2.83)
Operating netback [1]	**47.14**	59.28	**44.45**	65.95
Realized gain (loss) on commodity derivatives	**(0.57)**	(9.82)	**0.20**	(15.20)
Other [5]	**(5.21)**	(2.35)	**(3.86)**	(3.19)
Adjusted funds flow from operations netback [1]	**41.36**	47.11	**40.79**	47.56
Capital Expenditures				
Capital acquisitions [6]	**1.1**	88.2	**2,075.8**	89.4
Capital dispositions [6]	**(0.2)**	(244.1)	**(11.2)**	(284.8)
Development capital expenditures				
Drilling and development	**285.1**	280.8	**777.8**	651.8
Facilities and seismic	**30.4**	27.7	**82.0**	57.9
Total	**315.5**	308.5	**859.8**	709.7
Land expenditures	**23.0**	5.7	**31.4**	15.0

(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital acquisitions and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations"), "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "total return of capital", "excess cash flow", "excess cash flow per share - diluted", "discretionary excess cash flow", "base dividends", "net debt", "net debt to adjusted funds flow" (equivalent to "net debt to adjusted funds flow from operations" and "leverage ratio"), "total operating netback", "total netback", "operating netback", "netback", "adjusted funds flow from operations netback" and "adjusted working capital (surplus) deficiency". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2023, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback and total netback from continuing operations:

($ millions)	Three months ended September 30			Nine months ended September 30		
	2023	2022	% Change	**2023**	2022	% Change
Oil and gas sales	**998.7**	930.3	7	**2,552.3**	2,982.8	(14)
Royalties	**(99.6)**	(106.5)	(6)	**(269.4)**	(343.4)	(22)
Operating expenses	**(214.2)**	(162.9)	31	**(566.0)**	(467.9)	21
Transportation expenses	**(45.8)**	(33.5)	37	**(118.3)**	(95.1)	24
Total operating netback from continuing operations	**639.1**	627.4	2	**1,598.6**	2,076.4	(23)
Realized gain (loss) on commodity derivatives	**(4.9)**	(120.2)	(96)	**13.0**	(546.2)	(102)
Total netback from continuing operations	**634.2**	507.2	25	**1,611.6**	1,530.2	5

The following table reconciles oil and gas sales to total operating netback and total netback from discontinued operations:

($ millions) [1]	Three months ended September 30			Nine months ended September 30		
	2023	2022	% Change	**2023**	2022	% Change
Oil and gas sales	**237.6**	167.0	42	**547.2**	493.7	11
Royalties	**(61.1)**	(44.4)	38	**(139.8)**	(126.6)	10
Operating expenses	**(28.1)**	(22.1)	27	**(71.9)**	(66.3)	8
Transportation expenses	**(4.5)**	(2.4)	88	**(11.2)**	(6.6)	70
Total operating netback from discontinued operations	**143.9**	98.1	47	**324.3**	294.2	10
Realized loss on commodity derivatives	**(4.5)**	—	—	**(4.5)**	—	—
Total netback from discontinued operations	**139.4**	98.1	42	**319.8**	294.2	9

(1)　Discontinued operations. See Note 6 - "Discontinued Operations" in the unaudited consolidated financial statements for the period ended September 30, 2023, for further information.

The following tables reconcile total operating netback and total netback from continuing and discontinued operations:

($ millions)	Three months ended September 30			Nine months ended September 30		
	2023	2022	% Change	**2023**	2022	% Change
Total operating netback from continuing operations	**639.1**	627.4	2	**1,598.6**	2,076.4	(23)
Total operating netback from discontinued operations	**143.9**	98.1	47	**324.3**	294.2	10
Total operating netback	**783.0**	725.5	8	**1,922.9**	2,370.6	(19)

($ millions)	Three months ended September 30			Nine months ended September 30		
	2023	2022	% Change	**2023**	2022	% Change
Total netback from continuing operations	**634.2**	507.2	25	**1,611.6**	1,530.2	5
Total netback from discontinued operations	**139.4**	98.1	42	**319.8**	294.2	9
Total netback	**773.6**	605.3	28	**1,931.4**	1,824.4	6
Other [1]	**(86.5)**	(28.8)	200	**(166.8)**	(114.8)	45
Total adjusted funds flow from operations netback	**687.1**	576.5	19	**1,764.6**	1,709.6	3

(1)　Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles dividends declared to base dividends:

($ millions)	Three months ended September 30			Nine months ended September 30		
	2023	2022	% Change	2023	2022	% Change
Dividends declared [1]	71.7	44.9	60	143.6	81.8	76
Dividend timing adjustment [2]	0.1	—	—	55.2	26.1	111
Special dividends	(18.8)	—	—	(36.3)	—	—
Base dividends	53.0	44.9	18	162.5	107.9	51

(1) Includes the impact of shares repurchased for cancellation under the NCIB on dividends payable.
(2) Dividends declared where the declaration date and record date are in different periods.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

($ millions)	Three months ended September 30			Nine months ended September 30		
	2023	2022 [1]	% Change	2023	2022 [1]	% Change
Cash flow from operating activities	648.9	647.0	—	1,584.4	1,602.7	(1)
Changes in non-cash working capital	27.1	(79.3)	(134)	136.9	86.8	58
Transaction costs	0.3	2.9	(90)	16.7	3.3	406
Decommissioning expenditures [2]	10.8	5.9	83	26.6	16.8	58
Adjusted funds flow from operations	687.1	576.5	19	1,764.6	1,709.6	3
Capital expenditures	(351.9)	(324.2)	9	(928.4)	(762.5)	22
Payments on lease liability	(5.6)	(5.1)	10	(16.2)	(15.3)	6
Decommissioning expenditures	(10.8)	(5.9)	83	(26.6)	(16.8)	58
Unrealized gain (loss) on equity derivative contracts	6.4	(3.5)	(283)	(23.6)	(9.3)	154
Other items	(3.6)	(4.1)	(12)	(17.0)	(4.9)	247
Excess cash flow	321.6	233.7	38	752.8	900.8	(16)
Base dividends	(53.0)	(44.9)	18	(162.5)	(107.9)	51
Discretionary excess cash flow	268.6	188.8	42	590.3	792.9	(26)

(1) Comparative period revised to reflect current period presentation.
(2) Excludes amounts received from government grant programs.

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding.

The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	September 30, 2023	December 31, 2022	% Change
Accounts payable and accrued liabilities [1]	510.2	448.2	14
Dividends payable	53.1	99.4	(47)
Long-term compensation liability [2]	76.4	59.2	29
Cash	(45.6)	(289.9)	(84)
Accounts receivable	(472.9)	(327.8)	44
Prepaids and deposits [3]	(75.5)	(84.2)	(10)
Adjusted working capital (surplus) deficiency	45.7	(95.1)	(148)

(1) Includes accounts payable classified as liabilities associated with assets held for sale.
(2) Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(3) Includes deposit on acquisition.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2023	December 31, 2022	% Change
Long-term debt [1]	2,947.9	1,441.5	105
Adjusted working capital (surplus) deficiency	45.7	(95.1)	(148)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(117.4)	(191.7)	(39)
Net debt	2,876.2	1,154.7	149

(1) Includes current portion of long-term debt.

The following table reconciles net income (loss) to adjusted net earnings from operations:

($ millions)	Three months ended September 30			Nine months ended September 30		
	2023	2022	% Change	**2023**	2022	% Change
Net income (loss)	**(809.9)**	466.4	(274)	**(380.9)**	1,981.5	(119)
Amortization of E&E undeveloped land	**11.0**	1.2	817	**18.9**	12.4	52
Impairment (impairment reversal)	**773.8**	—	—	**773.8**	(1,484.9)	(152)
Unrealized derivative (gains) losses	**35.4**	(349.5)	(110)	**155.5**	(117.3)	(233)
Unrealized foreign exchange (gain) loss on translation of US dollar long-term debt [(1)]	**55.9**	76.9	(27)	**(73.2)**	43.8	(267)
Gain on capital dispositions	**(0.1)**	(23.3)	(100)	**(4.2)**	(26.1)	(84)
Deferred tax adjustments	**249.4**	71.2	250	**249.9**	346.5	(28)
Adjusted net earnings from operations	**315.5**	242.9	30	**739.8**	755.9	(2)

(1)   Added back to adjusted net earnings as the majority of US dollar denominated long-term debt is hedged.

Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.

Excess cash flow per share - diluted is a non-GAAP ratio calculated as excess cash flow divided by the number of weighted average diluted shares outstanding. Excess cash flow per share - diluted presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. Excess cash flow per share - diluted for the three months ended September 30, 2022 was $0.41.

Excess cash flow forecasted for 2023 to 2024 is a forward-looking non-GAAP measure and is calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2023.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: expected 2023 full-year excess cash flow; use of proceeds from disposition of North Dakota assets; 2024 expected excess cash flow generations at the commodity prices stated; Crescent Point focus and benefits; the strength of a balance portfolio; disciplined capital allocations; providing shareholders with long-term sustainable returns; hedging strategy, plans and effectiveness; share repurchase plans and priority; dividend plans; the use of special dividends; timing to bring on stream additional multi-well pads in the Kaybob Duvernay; timing for disclosure of 30-day rates for a multi-well pad in the northern portions of the Company's Kaybob Duvernay lands; return characteristics of the Kaybob Duvernay; enhanced returns in the Montney; benefits of decline mitigation projects in Saskatchewan; timing to convert 100 producing wells to water injection wells in 2023 and benefits thereof; Saskatchewan base decline rate; plans to drill additional OHML wells in 2024 and the application of the technique to other areas in the asset portfolio; completing 2023 capital program on budget; ongoing capital discipline and focus on maximizing excess cash flow generation; 2024 budget allocation by area; the Company's strategy is centered around creating sustainable long-term returns for shareholders through a combination of per share growth, return of capital and balance sheet strength; 2023 guidance including: expected total annual average production, oil and liquids weighting, capital expenditures (including development capital expenditures and capitalized administration) and other information for 2023 guidance including reclamation activities, capital lease payments, annual operations expenses and royalties; 2024 guidance including: expected total annual average production, oil and liquids weighting, capital expenditures (including development capital expenditures and capitalized administration) and the Company's return of capital outlook, including base dividend and additional returns of capital (% of excess cash flow); target to return to shareholders the base dividend plus up to 50% of discretionary excess cash flow.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2022. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2022 and material change reports dated April 6, 2023 and September 1, 2023, which are accessible at www.sedarplus.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022, and for the quarter ended September 30, 2023, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended September 30, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the impacts of the war in Ukraine and the Middle East; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2023 and 2024 guidance in respect of capital expenditures and average annual production and excess cash flow expectations through 2028, which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three months ended September 30, 2023 and September 30, 2022 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

| | Three months ended September 30 | | Nine months ended September 30 | |
	2023	2022	2023	2022
Light & Medium Crude Oil (bbl/d)	12,408	12,347	12,824	14,477
Heavy Crude Oil (bbl/d)	3,617	4,102	3,826	4,080
Tight Oil (bbl/d)	75,879	54,030	64,375	54,455
Total Crude Oil (bbl/d)	91,904	70,479	81,025	73,012
NGLs (bbl/d)	44,728	38,481	41,588	35,770
Shale Gas (mcf/d)	251,152	134,049	204,459	126,892
Conventional Natural Gas (mcf/d)	12,542	10,307	10,553	10,385
Total Natural Gas (mcf/d)	263,694	144,356	215,012	137,277
Total (boe/d)	180,581	133,019	158,448	131,662

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "netback" and "decline rate". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Decline rate is the reduction in the rate of production from one period to the next. This rate is usually expressed on an annual basis. Management uses decline rate to assess future productivity of the Company's assets.

Peak 30-day rates of up to 1,200 boe/d and 1,500 boe/d in the Alberta Montney and Kaybob Duvernay, consist of 63% light oil, 5% NGLs and 32% shale gas and 70% condensate, 13% NGLs and 17% shale gas, respectively.

The peak IP30 rate averaging approximately 1,500 boe/d per well from a multi-well pad in the Kaybob Duvernay consisted of 70% condensate, 13% NGLs and 17% shale gas.

The most recent pad in Gold Creek West, peak 30-day rate averaged approximately 1,200 boe/d per well and consisted of 63% light oil, 5% NGLs and 32% shale gas. The most recent pad in Gold Creek East, peak 30-day rate average approximately 900 boe/d per well and consisted of 63% light oil, 7% NGLs and 30% shale gas. At Karr, the Company's recent pad produced an average peak 30-day rate of 700 boe/d per well that consisted of 90% light oil, 2% NGLs and 8% shale gas.

Initial production is for a limited time frame only (30 or 90 days) and may not be indicative of future performance.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.